Mail Stop 3561

January 29, 2010

Mr. Steven G. Miller
Chief Executive Officer
Big 5 Sporting Goods Corporation
2525 East El Segundo Boulevard
El Segundo, California 90245

> **Re:** **Big 5 Sporting Goods Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed February 27, 2009**
> **File No. 000-49850**

Dear Mr. Miller:

We have reviewed your response to our letter dated December 14, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

1. We note your response to comment 11 of our letter dated December 14, 2009. In addition, please describe the factors considered and standards applied by the audit committee in determining whether to approve or disapprove related party transactions. Refer to Item 404(b)(ii) of Regulation S-K.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Kevin L. Finch
        Irell & Manella LLP
        Via Facsimile